                     SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                     --------------------------------
                                 FORM 11-K
                     --------------------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended December 31, 1996

                                    OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                  to                 .


Commission file number   1-9065.

                 Ecology and Environment, Inc. 401(k) Plan
                         (Full title of the Plan)

            368 Pleasant View Drive, Lancaster, New York 14086
                           (Address of the Plan)



                       Ecology and Environment, Inc.
       (Name of issuer of the securities held pursuant to the plan.)


             368 Pleasant View Drive, Lancaster, New York 14086
                  (Address of principal executive office.)

                           REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

      See accompanying Index on page 3.

(2)   Exhibits:


                      Exhibit Number      Description of Exhibit

                           (1)            Consent of Independent
                                           Accountants

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Additional Information
For the Year Ended December 31, 1996 and 1995

                                                                         Page
Report of Independent Accountants					   1

Financial Statements:

  Statement of Net Assets Available for Plan Benefits,
    with Fund Information at December 31, 1996				   2

  Statement of Net Assets Available for Plan Benefits,
    with Fund Information at December 31, 1995				   3

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information for the Year Ended December 31, 1996		   4

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information for the Year Ended December 31, 1995		   5

  Notes to Financial Statements						6 - 10

Additional Information:
  Item 27a - Schedule of Assets Held for Investment Purposes
    at December 31, 1996                                                  11

  Item 27b - Schedule of Loans or Fixed Income Obligations
    for the Year Ended December 31, 1996                                  12

  Item 27d - Schedule of Reportable Transactions for the
    year Ended December 31, 1996                                          13



                      Report of Independent Accountants


To the Participants and Plan Administrator of the Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ecology and Environment, Inc. 401(k) Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules of assets held for investment purposes at December 31, 1996, of loans or fixed income obligations for the year ended December 31, 1996 and of reportable transactions for the year ended December 31, 1996 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The additional information and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICE WATERHOUSE LLP

Buffalo, New York
June 13, 1997

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1996
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New          Company
					  Income       Investing        Index	       Bond	 Leaders         Stock
					   Fund           Fund          Fund           Fund  	  Fund           Fund
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.	$1,517,656    $   ---       $   ---   	  $   ---   	$   ---       $   ---
       Strategic Investing		    ---   	 878,315	---   	      ---   	    ---   	  ---
       Peoples Index Fund, Inc.             ---   	  ---          800,375	      ---   	    ---   	  ---
       A Bonds Plus, Inc.		    ---   	  ---   	---   	     363,754	    ---   	  ---
       New Leaders Fund, Inc.		    ---   	  ---   	---   	      ---   	 1,872,613        ---
       Company Stock Fund            	    ---   	  ---   	---   	      ---   	    ---   	  73,282
     Units in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		    ---           ---   	---   	      ---   	    ---   	  ---
     Employee loans			    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
         Total investments		 1,517,656	 878,315       800,375	     363,754	 1,872,613	  73,282

  Receivables:
     Employee contributions		    20,008	  10,536	10,851	       4,935	    25,251	   2,287
  Cash equivalents			    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------

          Total assets			 1,537,664	 888,851       811,226	     368,689	 1,897,864	  75,569
					----------    ----------    ----------	  ----------	----------    ----------

Liabilities
  Administrative expenses		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
          Total liabilities		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------

Net assets available
for plan benefits			$1,537,664    $  888,851    $  811,226	  $  368,689	$1,897,864    $   75,569
					==========    ==========    ==========	  ==========	==========    ==========

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 5 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1996
                                                           Fund Information (Continued)
					Capital
                                      Preservation      Loan        Holding
					  Fund          Fund        Account         Total
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.     $   ---       $   ---       $   ---   	  $1,517,656
       Strategic Investing		    ---   	  ---   	---   	     878,315
       Peoples Index Fund, Inc.             ---   	  ---   	---   	     800,375
       A Bonds Plus, Inc.		    ---   	  ---   	---   	     363,754
       New Leaders Fund, Inc.		    ---   	  ---   	---   	   1,872,613
       Company Stock Fund            	    ---   	  ---   	---   	      73,282
     Units in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		   569,060        ---   	---   	     569,060
     Employee loans			    ---   	 112,759	---   	     112,759
					----------    ----------    ----------	  ----------
         Total investments		   569,060	 112,759	---   	   6,187,814

  Receivables:
     Employee contributions		     5,138	  ---   	---   	      79,006
  Cash equivalents			    ---   	  ---   	32,443	      32,443
					----------    ----------    ----------	  ----------

          Total assets			   574,198	 112,759	32,443	   6,299,263
					----------    ----------    ----------	  ----------

Liabilities
  Administrative expenses		    ---   	  ---   	32,443	      32,443
					----------    ----------    ----------	  ----------
          Total liabilities		    ---   	  ---   	32,443	      32,443
					----------    ----------    ----------	  ----------

Net assets available
for plan benefits			$  574,198    $  112,759     $  ---   	  $6,266,820
					==========    ==========    ==========	  ==========

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 5 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1995
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New          Company
					  Income       Investing        Index	       Bond	 Leaders         Stock
					   Fund           Fund          Fund           Fund  	  Fund           Fund
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.	$  894,878    $   ---       $   ---   	  $   ---   	$   ---       $   ---
       Strategic Investing		    ---   	 513,226	---   	      ---   	    ---   	  ---
       Peoples Index Fund, Inc.             ---   	  ---          264,916	      ---   	    ---   	  ---
       A Bonds Plus, Inc.		    ---   	  ---   	---   	     247,517	    ---   	  ---
       New Leaders Fund, Inc.		    ---   	  ---   	---   	      ---   	 1,009,185        ---
       Company Stock Fund            	    ---   	  ---   	---   	      ---   	    ---   	  61,084
     Units in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		    ---           ---   	---   	      ---   	    ---   	  ---
     Employee loans			    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
         Total investments		   894,878	 513,226       264,916	     247,517	 1,009,185	  61,084

  Receivables:
     Employee contributions		    17,394	   9,553	 5,490	       4,747	    19,504	   1,478
  Cash equivalents			    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------

          Total assets			   912,272	 522,779       270,406	     252,264	 1,028,689	  62,562
					----------    ----------    ----------	  ----------	----------    ----------

Liabilities
  Administrative expenses		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
          Total liabilities		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------

Net assets available
for plan benefits			$  912,272    $  522,779    $  270,406	  $  252,264	$1,028,689    $   62,562
					==========    ==========    ==========	  ==========	==========    ==========

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 6 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1995
                                                      Fund Information (Continued)
 					Capital
                                      Preservation      Loan        Holding
					  Fund          Fund        Account         Total
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.     $   ---       $   ---       $   ---   	  $  894,878
       Strategic Investing		    ---   	  ---   	---   	     513,226
       Peoples Index Fund, Inc.             ---   	  ---   	---   	     264,916
       A Bonds Plus, Inc.		    ---   	  ---   	---   	     247,517
       New Leaders Fund, Inc.		    ---   	  ---   	---   	   1,009,185
       Company Stock Fund            	    ---   	  ---   	---   	      61,084

     Units in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		   191,620        ---   	---   	     191,620
     Employee loans			    ---   	  26,346	---   	      26,346
					----------    ----------    ----------	  ----------
         Total investments		   191,620	  26,346	---   	   3,208,772

  Receivables:
     Employee contributions		     4,075	  ---   	---   	      62,241
  Cash equivalents			    ---   	  ---   	 9,547	       9,547
					----------    ----------    ----------	  ----------

          Total assets			   195,695	  26,346	 9,547	   3,280,560
					----------    ----------    ----------	  ----------

Liabilities
  Administrative expenses		    ---   	  ---   	 9,547	       9,547
					----------    ----------    ----------	  ----------
          Total liabilities		    ---   	  ---   	 9,547	       9,547
					----------    ----------    ----------	  ----------

Net assets available
for plan benefits			$  195,695    $   26,346     $  ---   	  $3,271,013
					==========    ==========    ==========	  ==========

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 6 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New          Company
					  Income       Investing        Index	       Bond	 Leaders         Stock
					   Fund           Fund          Fund           Fund  	  Fund           Fund
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation/(depreciation)
       in fair value of investments   ($   56,485)  ($    6,906)    $   69,974	($    7,300)  ($   99,439)  ($    2,383)
     Interest               		    ---   	  ---   	---   	      ---   	    ---   	  ---
     Dividends           	          216,349 	128,958 	35,040	     17,521 	  131,267 	  2,486
				      ------------  ------------    ----------	  ----------	----------    ----------
					  159,864 	122,052        105,014	     10,221 	  230,706 	    103
  Contributions
    Employee             		  438,243 	235,815        192,408	    112,377 	  526,673 	 14,305
    Rollovers          			  252,124 	111,887        211,978	     73,963 	  288,790        20,459
                                      ------------  ------------    ----------	------------  ------------  ------------
            Total Additions		  850,231 	469,754        509,400	    196,561 	1,046,169 	 34,867
				      ------------  ------------    ----------	------------  ------------  ------------
Deductions from net assets
attributed to:
  Benefits paid to participants		  160,364 	 63,201         44,699	     36,556 	  153,834         ---
  Administrative expenses		    ---   	  ---   	---   	      ---   	    ---   	  ---
				      ------------  ------------    ----------	------------  ------------  ------------
            Total Deductions		  160,364 	 63,201 	44,699	     36,556 	  153,834 	  ---
				      ------------  ------------    ----------	------------  ------------  ------------
Net increase (decrease) prior
to interfund transfers			  689,867 	406,553        464,701	    160,005 	  892,335 	 34,867

Interfund transfers			  (64,475)	(40,481)	76,119	    (43,580)	  (23,160)	(21,860)
				      ------------  ------------    ----------	------------  ------------  ------------
    Net increase			  625,392 	366,072        540,820	    116,425 	  869,175 	 13,007

Net assets available
for plan benefits:
  Beginning of year			  912,272 	522,779        270,406	    252,264 	1,028,689 	 62,562
				      ------------  ------------    ----------	------------  ------------  ------------

  End of year 			       $1,537,664    $  888,851     $  811,226	 $  368,689    $1,897,864    $   75,569
				      ============  ============    ==========	============  ============  ============

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 7 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information For the Year Ended December 31, 1996
                                                           Fund Information (Continued)
					Capital
                                      Preservation      Loan        Holding
					  Fund          Fund        Account         Total
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation/(depreciation)
       in fair value of investments	$   ---       $   ---       $   ---   	  $   96,339
     Interest               		   20,680 	   2,963	---   	      23,643
     Dividends           	            ---   	  ---           1,175 	     532,796
				      ------------   -----------    ----------	  ----------
					   20,680 	   2,963        1,175 	     652,778
  Contributions
    Employee             		  106,866 	  ---           ---   	   1,626,687
    Rollovers          			  325,812 	  ---           ---   	   1,285,013
                                      ------------   -----------    ----------	------------
            Total Additions		  453,358 	   2,963        1,175 	   3,564,478
				      ------------   -----------    ----------	------------
Deductions from net assets
attributed to:
  Benefits paid to participants		   62,207 	  ---           ---   	     520,861
  Administrative expenses		    ---   	  ---          47,810 	      47,810
				      ------------   -----------    ----------	------------
            Total Deductions		   62,207 	  ---          47,810 	     568,671
				      ------------   -----------    ----------	------------
Net increase (decrease) prior
to interfund transfers			  391,151 	   2,963      (46,635)	   2,995,807

Interfund transfers			  (12,648)	  83,450       46,635 	      ---
				      ------------   -----------    ----------	------------
    Net increase			  378,503 	  86,413	---   	   2,995,807

Net assets available
for plan benefits:
  Beginning of year			  195,695 	  26,346	---   	   3,271,013
				      ------------  ------------    ----------	------------

  End of year 			       $  574,198     $  112,759     $  ---   	  $6,266,820
				      ============  ============    ==========	============

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 7 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1995
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New          Company
					  Income       Investing        Index	       Bond	 Leaders         Stock
					   Fund           Fund          Fund           Fund  	  Fund           Fund
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation/(depreciation)
       in fair value of investments    $   97,437    $   26,995      $  42,757	 $   19,430    $  105,081   ($      911)
     Interest               		    ---   	  ---   	---   	      ---   	    ---   	  ---
     Dividends       		           41,177 	 52,735 	 7,132	     11,713 	   79,282 	  1,273
				      ------------  ------------    ----------	  ----------	----------    ----------
					  138,614 	 79,730         49,889	     31,143 	  184,363 	    362
  Contributions
    Employee             		  534,821 	306,365        139,388	    150,561 	  586,023 	 18,756
                                      ------------  ------------    ----------	------------  ------------  ------------
            Total Additions		  673,435 	386,095        189,277	    181,704 	  770,386 	 19,118
				      ------------  ------------    ----------	------------  ------------  ------------
Deductions from net assets
attributed to:
  Benefits paid to participants		   91,803 	 42,665         19,824	     30,038 	   95,767         ---
  Administrative expenses		    ---   	  ---   	---   	      ---   	    ---   	  ---
				      ------------  ------------    ----------	------------  ------------  ------------
            Total Deductions		   91,803 	 42,665 	19,824	     30,038 	   95,767 	  ---
				      ------------  ------------    ----------	------------  ------------  ------------
Net increase (decrease) prior
to interfund transfers			  581,632 	343,430        169,453	    151,666 	  674,619 	 19,118

Interfund transfers			  (36,364)	(36,762)	11,358	     (4,508)	  (41,783)	 43,444
				      ------------  ------------    ----------	------------  ------------  ------------
    Net increase			  545,268 	306,668        180,811	    147,158 	  632,836 	 65,562

Net assets available
for plan benefits:
  Beginning of year			  367,004 	216,111         89,595	    105,106 	  395,853 	  ---
				      ------------  ------------    ----------	------------  ------------  ------------

  End of year 			       $  912,272    $  522,779     $  270,406	 $  252,264    $1,028,689    $   62,562
				      ============  ============    ==========	============  ============  ============

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 8 of 18

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information For the Year Ended December 31, 1995
                                                           Fund Information (Continued)
					Capital
                                      Preservation      Loan        Holding
					  Fund          Fund        Account         Total
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation/(depreciation)
       in fair value of investments	$   ---       $   ---       $   ---   	  $  290,789
     Interest               		    9,279 	   1,249	---   	      10,528
     Dividends           	            ---   	  ---             486 	     193,798
				      ------------   -----------    ----------	  ----------
					    9,279 	   1,249          486 	     495,115
  Contributions
     Employee             		  148,291 	  ---           ---   	   1,884,205
                                      ------------   -----------    ----------	------------
            Total Additions		  157,570 	   1,249          486 	   2,379,320
				      ------------   -----------    ----------	------------
Deductions from net assets
attributed to:
  Benefits paid to participants		   82,597 	  ---           ---   	     362,694
  Administrative expenses		    ---   	  ---          23,256 	      23,256
				      ------------   -----------    ----------	------------
            Total Deductions		   82,597 	  ---          23,256 	     385,950
				      ------------   -----------    ----------	------------
Net increase (decrease) prior
to interfund transfers			   74,973 	   1,249      (22,770)	   1,993,370

Interfund transfers			   17,908 	  23,937       22,770 	      ---
				      ------------   -----------    ----------	------------
    Net increase			   92,881 	  25,186	---   	   1,993,370

Net assets available
for plan benefits:
  Beginning of year			  102,814 	   1,160	---   	   1,277,643
				      ------------  ------------    ----------	------------

  End of year 			       $  195,695     $   26,346     $  ---   	  $3,271,013
				      ============  ============    ==========	============

                       The accompanying notes are an integral part of these financial statements.

                                                      Page 8 of 18

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements


1.  Description of Plan

    The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.
    Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    General

    The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as an employee who has completed a minimum of 1,000 hours of service and is age twenty-one or older. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

    Participants may elect to make voluntary contributions up to 15% of their annual compensation subject to certain limitations. The elective deferral percentage may be modified the first day of any month.

    The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 1996 and 1995 plan years.

    Rollover contributions during 1996 were $1,285,000. Of this amount, approximately $1,265,000 were contributed by employees of the Company as a result of the termination of the Ecology and Environment, Inc. Defined Benefit Pension Plan as of November 30, 1995.

    Participant accounts

    Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the participant's vested account balance.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting on the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service.

    Investment options

    Upon enrollment in the Plan, a participant may direct their contributions in any combination of the seven investment options in at least 10 percent increments in each option selected. The investment options are as follows:

    Dreyfus Growth and Income Fund, Inc.

      This fund's main goals are long-term capital growth, current income and growth of income while maintaining reasonable investment risk. The Fund may invest in securities of U.S. and foreign companies.

    Dreyfus Strategic Investing

      This fund is invested primarily in publicly issued common stock with the objective of high capital growth.

    Dreyfus Peoples Index Fund, Inc.

      This fund invests in a portfolio of common stocks included in the Standard & Poor's 500 Composite Index and attempts to match as closely as possible the performance of that Index.

    Dreyfus A Bonds Plus, Inc.

      This fund seeks to provide the maximum amount of current income while also preserving capital and maintaining liquidity through high current yields from a portfolio made up mainly of high quality fixed income securities.

    Dreyfus New Leaders Fund, Inc.

      This fund is invested in a portfolio primarily comprised of emerging small to mid-sized growth company common stocks and seeks to maximize capital growth.

    Company Stock Fund

      This fund invests solely in the common stock of Ecology and Environment, Inc.

    Capital Preservation Fund Series E

      This fund is a collective investment fund investing primarily in Guaranteed Investment Contracts (GICs) and similar investments, managed by LaSalle National Trust, N.A. The fund seeks high current income with stability of principal.

      Participants may change their investment options on a daily basis. Effective March 1, 1997, participants may invest in the Templeton Foreign Fund. This fund's investment objective is long-term capital growth through investing in stocks and debt obligations of companies and governments outside the United States.

    Employee loans

    Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

    Payment of benefits

    On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

    Administration

    The Plan is administered by the Company. The Company has selected The Dreyfus Trust Company to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and reporting on the earnings and assets of the Plan.

    Administrative expenses are paid by the participants and the Company. An asset based fee is paid by the participants on an annual basis. This amount is deducted from participant accounts and placed in the Holding Account to be used to pay administrative expenses submitted for payment to the Trustee from the Company. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.  Summary of Accounting Policies

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Investments and Related Transactions

    The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee, except for investment contracts within the Capital Preservation Fund which are reflected at contract value which approximates market value. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation) in the fair value of investments. Interest and dividend income is recognized as earned. Investment transactions are accounted for on the trade date. Net unrealized appreciation at December 31, 1996 and 1995 was $229,474 and $204,170, respectively. Participant loans are valued at cost, which approximates fair value.

    Payment of Benefits

    Benefits are recorded when paid.

    Use of Estimates

    The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500:

                                                    December 31,  December 31,
    							1996   	      1995
    						    -----------	  -----------
    Net assets available for plan benefits
      per the financial statements		    $6,266,820 	  $3,271,013
    Amounts allocated to withdrawing
      participants				      (180,074)	    (216,856)
    						    -----------	  -----------
    Net assets available for benefits
      per Form 5500				     $6,086,746	  $3,054,157
    						    ===========	  ===========

    The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

    							       	  Year Ended
    							       	 December 31,
                                                                     1996
    							       	 ------------
    Benefits paid to participants per the financial
      statements					       	    $520,861
    Add:  Amounts allocated to withdrawing participants
          at December 31, 1996				       	     180,074
    Less: Amounts allocated to withdrawing participants
          at December 31, 1995				       	    (216,856)
    							       	  -----------

    Benefits paid to participants per Form 5500		       	    $484,079
    							       	  ===========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.  Tax Status

    The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. The Plan Administrator and Plan's tax counsel believe that the Plan, which is based upon a prototype plan designed by the Dreyfus Corporation that received a favorable determination letter dated September 1, 1994, is being operated in compliance with the applicable requirements of ERISA and the Internal Revenue Code and therefore fulfills the criteria for exemption from federal and state income taxes.

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996
Shares							       	      Fair
Units            Description                   		Cost   	      Value

POOLED INVESTMENT FUNDS:

		 Dreyfus Corporation:
83,571		 Growth and Income Fund, Inc.	     $1,525,647	   $1,517,656
42,166		 Strategic Investing			880,518	      878,315
36,020		 Peoples Index Fund, Inc.		709,570	      800,375
25,243		 A Bonds Plus, Inc.			358,502	      363,754
45,965		 New Leaders Fund, Inc.               1,725,955	    1,872,613
 9,334		 Company Stock Fund			 76,329	       73,282
		 				     ----------	   ----------
		 				      5,276,521	    5,505,995

OTHER INVESTMENTS:

		 LaSalle National Trust, N.A.
569,060		 Capital Preservation Fund Series E	569,060	      569,060


		 Employee Loans                         112,759	      112,759
		 				     ----------	   ----------

		 				     $5,958,340	   $6,187,814
		 				     ==========	   ==========

                                Page 14 of 18

Ecology and Environment, Inc.
401(k) Plan
Item 27b - Schedule of Loans or Fixed Income Obligations for the Year Ended December 31, 1996
                                   Amount Received During
Identity and         Original         the Year Ended
 Address of          Amount of       December 31, 1996        Unpaid Balance                              Amount Overdue
  Obligor              Loan        Principal    Interest    December 31, 1996       Description         Principal   Interest
David M. Tanbouz     $6,360          $306          $192          $5,576           Participant loan;       $644       $352
P.O. Box #22644	                                                                  Interest rate - 10%
Safat Kuwait                                                                      Originated on
13087                                                                             June 15, 1995


ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996
                                                               Purchases
Identity of
Party                  Description of                Purchase
Involved                   Asset                      Price       Transactions
Dreyfus Corporation    Growth & Income Fund, Inc.   $  927,834         75
(DC)		       				          ---	      ---

DC		       Strategic Investing	       486,882	       70
		       				          ---	      ---

DC		       Peoples Index Fund, Inc.	       531,183	       97
		       				          ---	      ---

DC		       A Bonds Plus, Inc.	       213,940	       78
		       				          ---	      ---

DC		       New Leaders Fund, Inc.	       999,420	       88
		       				          ---	      ---

LaSalle National       Capital Preservation	       549,204	       85
Trust, N.A.	       Fund Series E		          ---	      ---

DC		       Holding Account		       141,118	      275
		       				          ---	      ---


ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996
                                                                              Sales
                                                                                                     Current Value
Identity of                                                                   Expense                of Asset on
Party                  Description of                Selling      Trans-   Incurred with   Cost of   Transaction   Net Gain
Involved                   Asset                      Price       actions   Transaction     Asset       Date       or (Loss)
Dreyfus Corporation   Growth & Income Fund, Inc.   $      ---       ---     $   ---             ---    $ 927,834   $   ---
(DC)		      				       248,572	     50		---	     223,998	 248,572     24,574

DC		      Strategic Investing	          --- 	    ---		---	        ---	 486,882       ---
		      				       114,887	     49		---	     107,158	 114,887      7,729

DC		      Peoples Index Fund, Inc. 	          --- 	    ---		---	        ---	 531,183       ---
		      				        65,698	     39		---	      56,593	  65,698      9,105

DC		      A Bonds Plus, Inc.	          --- 	    ---		---	        ---	 213,940       ---
		      				        90,404	     48		---	      88,117	  90,404      2,287

DC		      New Leaders Fund, Inc.	          ---	    ---		---	        ---	 999,420       ---
		      				       235,432	     50		---	     210,315	 235,432     25,117

LaSalle National      Capital Preservation	          ---	    ---		---	        ---	 549,204       ---
Trust, N.A.	      Fund Series E		       171,764	     72		---	     171,764	 171,764       ---

DC		      Holding Account		          ---	    ---		---	        ---	 141,118       ---
		      				       119,203	     62		---	     119,203	 119,203       ---


                                 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



		 			      Ecology and Environment, Inc.
                                                      401(k) Plan
                                                    (Name of Plan)


		 			 By:  Ecology and Environment, Inc.
		 			      401(k) Plan Committee
		 			      Plan Administrator



		 			 By:
		 			      Ronald L. Frank
		 			      Committee Member




DATE:  June 30, 1997

		 			      			  Exhibit 1




                      CONSENT OF INDEPENDENT ACCOUNTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-30085 of the Ecology and Environment, Inc. 401(k) Plan of our report dated June 13, 1997 appearing on page 4 of this Form 11-K.



/S/PRICE WATERHOUSE LLP

Buffalo, New York
June 30, 1997